UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 30, 2018

(Date of earliest event reported): July 30, 2018

GREEN LEAF INVESTMENT FUND INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Change in Shell Company Status.

As adopted, Rule 405 under the Securities Act of 1933, as amended (the "Securities Act") and Exchange

Act Rule 12b-2 define a "shell company" as a company, other than an asset-backed issuer, with:

- no or nominal operations; and either:

- no or nominal assets;

- assets consisting solely of cash and cash equivalents; or

- assets consisting of any amount of cash and cash equivalents and nominal other assets.

For purposes of this definition, the determination of Green Leaf Investment Fund, Inc. assets (including cash and cash equivalents) must be based on the amounts that would be reflected on the company's balance sheet prepared in accordance with U.S. generally accepted accounting principles on the date of that determination.

Green Leaf Investment Fund, Inc. August 31, 2017; Form 1-K/A shows that we have limited operations, no revenue, and no assets. Given this, the companies’ SEC filing is amended to indicate that we are a shell company.

Date: July 30, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title Date

/s/ Douglas DiSanti	Chief Executive Officer July 30, 2018
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer July 30, 2018
Douglas DiSanti	(Principal Financial Officer)